EXHIBIT 99.1

[Text of email from Vincent C. Smith, Chairman of the Board and Chief Executive Officer, to all employees]

A few weeks ago we announced plans to offer a stock option exchange program to our employees. We hoped to roll out the program this week, and I wanted to bring you up to date on where we are.

On June 30, 2003, the Securities and Exchange Commission approved changes to Nasdaq’s listing rules. Under these new rules, Nasdaq-traded companies are now required to get shareholder approval of stock option repricing programs unless their stock option plans explicitly and clearly permit repricing. Amendments to stock option plans to permit repricing require shareholder approval as well. This is going to delay things, by as much as 45 to 60 days. To comply with Nasdaq rules, we’re going to ask our shareholders to approve a proposal to amend our stock option plans to permit our stock option exchange program. We believe that seeking approval of our shareholders is consistent with our commitment to sound corporate governance.

We’re going to hold a special meeting of our shareholders next month to vote on this proposal. If approved by shareholders, our option exchange program will allow eligible employees (basically, all employees other than our senior executive officers and members of our Board of Directors) to exchange options granted with a strike price of US $14 per share or higher for a lesser number of new options, according to specified exchange ratios. The new options will have an exercise price equal to the fair market value of our common stock on the grant date, which will be at least six months and one day from the surrender of the exchanged options.

David Doyle, Eyal Aronoff and I will not be eligible to participate in this program, but we feel strongly about it and intend to vote our shares for the proposal. Additional details about the program will be communicated via Quest e-mail at the time the program is announced.

Quest Software has not commenced the stock option exchange program referred to in this message, and will not commence the program unless the proposal to amend our stock option plans is passed at the special meeting of shareholders to be held in August 2003. When Quest Software implements the stock option exchange, we will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents that will be filed by Quest Software with the U.S. Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at www.sec.gov. The stock option exchange program is subject to securities regulation in most countries and will not be offered in any country until Quest Software complies with all regulations and receives requisite government approvals in such country. Nothing contained in this message shall be deemed to be soliciting material under the Securities Exchange Act of 1934. Option holders may obtain a written copy of the tender offer statement, when available, by contacting Genie Vargas at Quest Software, 8001 Irvine Center Drive, Irvine, California 92618.